Filed Pursuant to Rule 433

Registration No. 333-180289

May 15, 2012

FREE WRITING PROSPECTUS

(To Prospectus dated March 22, 2012,

Prospectus Supplement dated March 22, 2012

and Equity Index Underlying Supplement dated March 22, 2012)

Structured Investments	HSBC USA Inc. $ Knock-Out Buffer Notes Linked to the S&P 500® Index due June 5, 2013 (the “Notes”)

General

•	Terms used in this free writing prospectus are described or defined herein and in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. The Notes offered will have the terms described in the Equity Index Underlying Supplement, prospectus supplement and prospectus as supplemented by this free writing prospectus. The Notes do not guarantee return of principal, and you may lose up to 100.00% of your initial investment. The Notes will not bear interest.
•	This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to a single Reference Asset described below.
•	Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the related Notes.
•	Senior unsecured debt obligations of HSBC USA Inc. maturing June 5, 2013.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, the terms set forth below will supersede.
•	Any payment on the Notes is subject to the Issuer’s credit risk, and you have no ability to pursue the Reference Asset or the stocks underlying it for payment. The Issuer has not undertaken any independent review of, or made any due diligence inquiry with respect to, publicly available information regarding the Reference Asset provided herein.

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	A+ (S&P), A1 (Moody’s), AA (Fitch)*
Reference Asset:	The S&P 500® Index (“SPX”)
Knock-Out Event:	A Knock-Out Event occurs if, on any scheduled trading day during the Observation Period, the Official Closing Level (as defined below) has decreased, as compared to the Initial Level, by a percentage that is more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	23.50%
Contingent Minimum Return:	5.00%
Principal Amount:	$1,000 per Note.
Trade Date:	May 18, 2012
Pricing Date:	May 18, 2012
Original Issue Date:	May 23, 2012
Final Valuation Date:	May 31, 2013, subject to adjustment as described under “Valuation Dates” in the accompanying Equity Index Underlying Supplement.
Observation Period:	The period beginning on and excluding the Pricing Date and ending on and including the Final Valuation Date.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be June 5, 2013. The Maturity Date is subject to adjustment as described under “Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	If a Knock-Out Event has occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset subject to the Maximum Cap. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as the lesser of:
(a) $1,000 + ($1,000 × Reference Return); and
(b) $1,000 + ($1,000 × Maximum Cap).
If a Knock-Out Event has occurred and the Final Level is less than the Initial Level, you will lose some or all of your investment. This means that if the Reference Return is -100.00%, you will lose your entire investment.
If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return and the Maximum Cap. If a Knock-Out Event has not occurred, your Payment at Maturity per $1,000 Principal Amount of Notes will equal the lesser of (A) $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return, and (B) $1,000 plus the product of (a) $1,000 multiplied by (b) the Maximum Cap. For additional clarification, please see “What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?” herein.
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
Final Level – Initial Level
Initial Level
Maximum Cap:	15.00%
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based on the value displayed on Bloomberg Professional® service page “SPX <INDEX>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K1N33 /
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

*A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the Notes or the Reference Asset, nor is it a recommendation to buy, sell or hold the Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

Investment in the Notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 3 of this document and “Risk Factors” beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this free writing prospectus.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale. JPMorgan Chase Bank N.A. may purchase the Notes on behalf of certain fiduciary accounts. J.P. Morgan Securities LLC, certain of its registered broker-dealer affiliates and JPMorgan Chase Bank N.A. will not receive fees from us for sales to fiduciary accounts.

	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$	$	$

(1) Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan

Placement Agent

May 15, 2012

Additional Terms Specific to the Notes

This free writing prospectus relates to a single Note offering linked to the Reference Asset identified on the cover page. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the Note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 3 of this free writing prospectus and “Risk Factors” on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

•	The Equity Index Underlying Supplement at: www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

•	The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

•	The prospectus at: www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — The Notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity up to the Maximum Cap on the Notes of 15.00%, or a maximum Payment at Maturity of $1,150 for every $1,000 Principal Amount of Notes. If a Knock-Out Event has not occurred, in addition to the Principal Amount, you will receive at maturity at least the Contingent Minimum Return of 5.00% on the Notes, or a minimum Payment at Maturity of $1,050.00 for every $1,000 Principal Amount of Notes. Even if a Knock-Out Event has occurred, if the Final Level is greater than the Initial Level, in addition to the Principal Amount, you will receive at maturity a return on the Notes equal to the Reference Return, subject to the Maximum Cap. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	THE CONTINGENT MINIMUM RETURN APPLIES ONLY IF A KNOCK-OUT EVENT HAS NOT OCCURRED — If a Knock-Out Event has not occurred, you will receive at least the Principal Amount and the Contingent Minimum Return at maturity, even if the Final Level is below the Initial Level. If a Knock-Out Event has occurred and the Final Level is less than the Initial Level, you will lose 1.00% of your Principal Amount for every 1.00% that the Final Level is less than the Initial Level. If a Knock-Out Event has occurred and the Reference Return is -100.00%, you will lose your entire investment.

•	DIVERSIFICATION OF THE S&P 500® INDEX — The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Reference Asset, see the information set forth under “S&P 500® Index” in the Equity Index Underlying Supplement.

•	TAX TREATMENT — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin llp, it is reasonable to treat the Notes as executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes. For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the component securities of the Reference Asset. These risks are explained in more detail in the “Risk Factors” sections of the accompanying Equity Index Underlying Supplement and prospectus supplement.

•	SUITABILITY OF NOTES FOR INVESTMENT — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset, subject to the Maximum Cap, and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Return is positive or negative. If the Official Closing Level is ever below the Initial Level by a percentage that is more than the Knock-Out Buffer Amount of 23.50% during the Observation Period, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount will terminate. IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT.

•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM CAP — If the Final Level is greater than the Initial Level, for each $1,000 Principal Amount of Notes you hold, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Cap of 15.00% of the Principal Amount, regardless of the appreciation in the Reference Asset, which may be significantly greater than the Maximum Cap. You will not receive a return on the notes greater than the Maximum Cap.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC. — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

•	YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES — If the Official Closing Level is ever below the Initial Level by a percentage that is more than the Knock-Out Buffer Amount of 23.50% during the Observation Period, you will be fully exposed to any decline in the Reference Asset and will not be entitled to receive the Contingent Minimum Return on the Notes. Under these circumstances, if the Final Level is less than the Initial Level, you will lose 1.00% of the Principal Amount of your investment for every 1.00% decrease in the Final Level as compared to the Initial Level. You will be subject to this potential loss of principal even if the level of Reference Asset subsequently increases such that the Official Closing Level is less than the Initial Level by not more than the Knock-Out Buffer Amount of 23.50%, or is equal to or greater than the Initial Level. As a result, you may lose some or all of your investment. Your return on the Notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your Notes, the original issue price of the Notes includes the placement agent’s commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of Notes by you prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Reference Asset would have.

•	THE NOTES LACK LIQUIDITY — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market but is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

•	POTENTIAL CONFLICTS — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the level of the Reference Asset and the value of the Notes.

•	The Notes are Not Insured by any Governmental Agency of the United States or any Other Jurisdiction — The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	whether a Knock-Out Event has occurred;

•	the dividend rate on the equity securities underlying the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 23.50%, the Contingent Minimum Return of 5.00% and the Maximum Cap of 15.00% and assume an Initial Level of 1,400.00. The actual Initial Level will be determined on the Pricing Date. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return
		Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
2,520.00	80.00%	15.00%	15.00%
2,380.00	70.00%	15.00%	15.00%
2,240.00	60.00%	15.00%	15.00%
2,100.00	50.00%	15.00%	15.00%
1,960.00	40.00%	15.00%	15.00%
1,820.00	30.00%	15.00%	15.00%
1,680.00	20.00%	15.00%	15.00%
1,610.00	15.00%	15.00%	15.00%
1,540.00	10.00%	10.00%	10.00%
1,470.00	5.00%	5.00%	5.00%
1,456.00	4.00%	5.00%	4.00%
1,414.00	1.00%	5.00%	1.00%
1,400.00	0.00%	5.00%	0.00%
1,330.00	-5.00%	5.00%	-5.00%
1,260.00	-10.00%	5.00%	-10.00%
1,190.00	-15.00%	5.00%	-15.00%
1,120.00	-20.00%	5.00%	-20.00%
1,071.00	-23.50%	5.00%	-23.50%
980.00	-30.00%	N/A	-30.00%
840.00	-40.00%	N/A	-40.00%
700.00	-50.00%	N/A	-50.00%
560.00	-60.00%	N/A	-60.00%
420.00	-70.00%	N/A	-70.00%
280.00	-80.00%	N/A	-80.00%
140.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%
(1)	The Official Closing Level has not declined, as compared to the Initial Level, by a percentage that is more than 23.50% at any time during the Observation Period.
(2)	The Official Closing Level has declined, as compared to the Initial Level, by a percentage that is more than 23.50% at one or more times during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Reference Asset increases from the Initial Level of 1,400.00 to a Final Level of 1,414.00. Because a Knock-Out Event has not occurred and the Reference Return of 1.00% is less than the Contingent Minimum Return of 5.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,050.00 per $1,000 Principal Amount of Notes.

Example 2: A Knock-Out Event has not occurred, and the level of the Reference Asset decreases from the Initial Level of 1,400.00 to a Final Level of 1,190.00. Because a Knock-Out Event has not occurred and the Reference Return of -15.00% is less than the Contingent Minimum Return of 5.00%, the investor benefits from the Contingent Minimum Return and receives a Payment at Maturity of $1,050.00 per $1,000 Principal Amount of Notes.

Example 3: The level of the Reference Asset increases from the Initial Level of 1,400.00 to a Final Level of 1,540.00. Regardless of whether a Knock-Out Event has occurred, because the Reference Return of 10.00% is positive and greater than the Contingent Minimum Return of 5.00% but less than the Maximum Cap of 15.00%, the investor receives a Payment at Maturity of $1,100.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100.00

Example 4: The level of the Reference Asset increases from the Initial Level of 1,400.00 to a Final Level of 1,960.00. Regardless of whether a Knock-Out Event has occurred, because the Reference Return of 40.00% is positive and greater than the Maximum Cap of 15.00%, the investor receives a Payment at Maturity of $1,150.00 per $1,000 Principal Amount of Notes, the maximum payment of the Notes, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150.00

Example 5: A Knock-Out Event has occurred, and the level of the Reference Asset decreases from the Initial Level of 1,400.00 to a Final Level of 840.00. Because a Knock-Out Event has occurred and the Reference Return is -40.00%, the investor is exposed to the negative performance of the Reference Asset and receives a Payment at Maturity of $600.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × -40.00%) = $600.00

Description of the Reference Asset

The S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of May 11, 2012 were: Information Technology, Financials, Health Care, Consumer Discretionary and Consumer Staples.

For more information about the SPX, see “The S&P 500® Index” on page S-6 of the accompanying Equity Index Underlying Supplement.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from May 11, 2007 through May 11, 2012. The closing level for the Reference Asset on May 11, 2012 was 1,353.39. We obtained the closing levels below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level at any time during the Observation Period. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index

Source: Bloomberg

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates will act as placement agent for the Notes and will receive a fee that will not exceed $10.00 per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

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